

Mail Stop 3233

October 30, 2017

<u>Via E-mail</u>
Mr. Robin N. Lowe
Chief Financial Officer
Altisource Asset Management Corporation
36C Strand Street
Christiansted, Virgin Islands 00820

Re: Altisource Asset Management Corporation
Form 10-K for the fiscal year ended December 31, 2016
Filed March 1, 2017
File No. 001-36063

Dear Mr. Lowe:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

     Sincerely,

     /s/ Isaac Esquivel

     Isaac Esquivel
     Staff Accountant
     Office of Real Estate and
     Commodities